NO ACT

DC
PE
1-25-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042817

Received SEC
MAR 20 2008
Washington, DC 20549

March 20, 2008

Jennifer L. Vogel
Senior Vice President, General Counsel
Secretary and Chief Compliance Officer
Continental Airlines, Inc.
19th Floor HQSEO
1600 Smith Street
Houston, TX 77002

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/20/2008

Re: Continental Airlines, Inc.
Incoming letter dated January 25, 2008

Dear Ms. Vogel:

This is in response to your letter dated January 25, 2008 concerning the shareholder proposals submitted to Continental by John Chevedden. We also have received a letter from the proponent dated January 29, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

Continental Airlines

Jennifer L. Vogel
Senior Vice President
General Counsel, Secretary and
Chief Compliance Officer

19th Floor HQSEO
1600 Smith Street
Houston TX 77002

Tel 713 324 5207
Fax 713 324 1230
continental.com

January 25, 2008

Via Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Shareholder Proposals Submitted by John Chevedden

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Continental Airlines, Inc. ("Continental") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As discussed below, Continental received two shareholder proposals and statements of support thereof (the "Proposals") from Mr. John Chevedden (the "Proponent") for inclusion in Continental's proxy statement for its 2008 annual meeting of stockholders (the "2008 Annual Meeting").

Continental hereby requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if Continental excludes the Proposals from its proxy materials for the 2008 Annual Meeting for the reasons discussed below.

GENERAL

To the extent necessary, this letter shall operate as my opinion of counsel. Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, we have enclosed:

1. six copies of this letter, which includes an explanation of why Continental believes that it may exclude the Proposals; and

2. six copies of the Proposals.

A copy of this letter is also being sent to the Proponent as notice of Continental's intent to omit the Proposals from Continental's proxy materials for the 2008 Annual Meeting. The date for the 2008 Annual Meeting has not yet been set by Continental's board of directors (the "Board").

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

SUMMARY OF PROPOSALS & RELATED CORRESPONDENCE

On December 10, 2007, Continental received a facsimile submission from the Proponent containing a shareholder proposal for inclusion in Continental's proxy materials for its 2008 Annual Meeting, a copy of which is attached as Exhibit A (the "First/Unlimited Access Proposal"). The First/Unlimited Access Proposal requests that the following resolution be presented to Continental's stockholders at the 2008 Annual Meeting: "RESOLVED, Shareholders ask our board to amend our bylaws and/or any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

On December 28, 2007, Continental received a second facsimile submission from the Proponent containing a second proposal for inclusion in Continental's proxy materials for its 2008 Annual Meeting, a copy of which is attached as Exhibit B (the "Second/10% Proposal"). The Second/10% Proposal, which the Proponent characterizes as an "update" to the First/Unlimited Access Proposal, requests that the following resolution be presented to Continental's stockholders at the 2008 Annual Meeting: "RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareholder meeting, in compliance with applicable law."

On January 11, 2008, Continental sent the Proponent via e-mail and overnight courier a response (i) notifying the Proponent that he could only submit one proposal under Rule 14a-8(c), (ii) notifying the Proponent that his Second/10% Proposal constituted a different proposal and, therefore, may be excludable under Rule 14a-8(c) and (iii) requesting that the Proponent withdraw the Second/10% Proposal. Continental's notice to the Proponent is attached as Exhibit C.

On January 11, 2008, the Proponent sent Continental via e-mail a response notifying Continental that his Second/10% Proposal "is the one proposal intended for the 2008 company annual proxy." The Proponent's e-mail response is attached as Exhibit D.

REASONS FOR EXCLUSION OF FIRST/UNLIMITED ACCESS PROPOSAL

Continental believes that the First/Unlimited Access Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rules 14a-8(i)(3), and 14a-8(i)(1), (i)(2) and (i)(6) for the reasons described herein below.

1. Continental may omit the First/Unlimited Access Proposal pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a stockholder proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Moreover, a stockholder proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by stockholders voting on the proposal." Fuqua Industries, Inc. (avail. Mar. 12, 1991).

The First/Unlimited Access Proposal asks that the Board "amend our bylaws and/or any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." The phrase "no restriction on the shareholder right to call a special meeting" is sweeping in its scope and subject to multiple and differing interpretations. For example, the ability of any stockholder to call an annual or special meeting of stockholders is limited by a number of state and federal laws and regulations, including the following:

- Section 222(b) of the Delaware General Corporation Law ("DGCL"), which provides that written notice of any meeting of stockholders shall be given to the stockholders not less than 10 days prior to the meeting date;

- Section 401.02 of the New York Stock Exchange ("NYSE") Listed Company Manual, which requires a listed company to give the NYSE at least ten days advance notice of the setting of a record date for a meeting of stockholders;

- Section 402.04 of the NYSE Listed Company Manual requires listed companies to solicit proxies from its stockholders for all meetings of stockholders;

- Rule 14a-3(a) of the Exchange Act prohibits solicitation of proxies unless each stockholder solicited is concurrently (or has been) furnished with a proxy statement; and

- Rule 14a-6 of the Exchange Act requires a registrant to file with the Commission a copy of each preliminary proxy statement and each definitive proxy statement sent or given to stockholders.

The Proponent makes little attempt in the text of the First/Unlimited Access Proposal itself to identify how the requirements of these applicable laws and regulations are intended to be addressed. The Proponent's use of the phrase "compared to the standard allowed by applicable law on calling a special meeting" is also unclear. One could guess that the Proponent intends for Continental to attempt to eliminate all legal restrictions on a stockholder's ability to call a special meeting. However, to implement such measures would be contrary to applicable laws as discussed in greater detail below.

The breadth of the First/Unlimited Access Proposal and its inherent ambiguity make it essentially impossible for Continental, its Board or its stockholders to determine with any degree of certainty which restrictions must be addressed in order to comply with the First/Unlimited Access Proposal. It is also inevitable that different stockholders will have different views on this question when casting their votes, thereby creating further uncertainty for Continental and its Board in terms of interpreting and implementing the intent of the stockholders who vote in favor of the Proposal.

Continental believes the First/Unlimited Access Proposal is similar to other stockholder proposals that the Staff has concurred are excludable as vague and indefinite for purposes of Rule 14a-8(i)(3) because they were subject to varying interpretations. For example, in Alaska Air Group, Inc. (avail. Apr. 11, 2007) the Staff determined that Alaska Air could omit a proposal which requested that the board "complete the appropriate process in 2007 to amend the company's governance documents (certificate of incorporation and or bylaws) to assert, affirm and define the right of the owners of the company to set standards of corporate governance." *See also* The Kroger Co. (Mar. 19, 2004) (company permitted to exclude as vague and indefinite a proposal seeking a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines); Johnson & Johnson (Feb. 7, 2003) (company permitted to exclude as vague and indefinite a proposal seeking a report on the company's progress concerning "the Glass Ceiling Commission's" business recommendations); and Alcoa Inc. (Dec. 24, 2002) (company permitted to exclude as vague and indefinite a proposal seeking full implementation of certain "human rights standards"). As is the case with the First/Unlimited Access Proposal, each of the proposals involved in these specific cases included only a brief reference to the relevant guidelines or standards, and otherwise failed to provide any description or background information that would provide stockholders with a reasonable understanding of what they were being asked to consider, or the company of what it was being asked to implement.

For the foregoing reasons, the Company believes that the First/Unlimited Access Proposal and Supporting Statement are vague and indefinite in violation of Rule 14a-9, thus warranting exclusion of the First/Unlimited Access Proposal and the Supporting Statement on the basis of Rule 14a-8(i)(3).

2. Continental may omit the First/Unlimited Access Proposal pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause Continental to violate state and federal law.

Even if it is determined that the First/Unlimited Access Proposal is clear enough to satisfy Rule 14a-9, Rule 14a-8(i)(2) provides that a company may exclude a shareholder proposal if the proposal would, if implemented, "cause the company to violate any state, federal, or foreign law to which it is subject." The First/Unlimited Access Proposal, as indicated above, requests that the Board amend Continental's bylaws and other appropriate governance documents to provide that there is "no restriction on the shareholder right to call a special meeting." This request is not qualified by reference to the applicable state and federal laws and regulations that govern meetings of stockholders, but instead refers to an unlimited right to call special meetings of stockholders. For example, if Continental implemented the First/Unlimited Access Proposal and amended its bylaws to purportedly give each stockholder an unlimited right to call special meetings of stockholders, any stockholder exercising such right could send Continental a notice calling a special meeting of stockholders as of, for example, a date two days after the submission of such notice. In these circumstances, Continental would be unable to comply with any of the rules and regulations described above in connection with such stockholder meeting; in such a short period, neither Continental nor the stockholder calling the meeting would be able to give the other stockholders the 10 day prior written notice required by Section 222(b) of the DGCL, and Continental would be unable to give the NYSE the requisite 10 days advance notice of the record date. Further, Continental would not have sufficient time to prepare, file and distribute a proxy statement in order to solicit proxies from the stockholders as required by the NYSE and the Commission.

3. Continental may omit the First/Unlimited Access Proposal pursuant to Rule 14a-8(i)(6) because Continental Lacks the Power and Authority to Implement the Proposal.

Rule 14a-8(i)(6) provides that a company may exclude a proposal if the company "would lack the power or authority to implement the proposal." As described above, implementation of the First/Unlimited Access Proposal in the circumstances described above would cause Continental to violate state and federal laws pertaining to stockholder meetings, including the rules and regulations of the DGCL, NYSE and the Commission. Therefore, as Continental is unable to implement the First/Unlimited Access Proposal lawfully, Continental lacks the power or authority to implement the First/Unlimited Access Proposal; and the First/Unlimited Access Proposal may be excluded pursuant to Rule 14a-8(i)(6).

The Staff has reached similar conclusions in previous no-action letters regarding Rule 14a-8(i)(6). In the Staff's letter to The Gillette Company, the Staff decided not to seek enforcement action against Gillette for its decision to exclude a shareholder proposal requesting that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based. The Staff agreed that the proposal would cause Gillette to breach certain existing employment agreements, thereby violating Delaware state law. The Staff further agreed that, as the implementation of the proposal would result in a violation of state law, Gillette did not have the power or authority to implement the proposal.

See The Gillette Company, SEC No-Action Letter, 2003 WL 1527238 (Mar. 10, 2003). More recently, in its letter to Noble Corporation, the Staff determined not to seek enforcement action against Noble for its decision to exclude a shareholder proposal concerning the election of the company's board of directors. In that letter, the Staff agreed that the implementation of the proposal would result in a violation of the Companies Law, as amended, of the Cayman Islands; and, as such, Noble lacked the power or authority to implement the proposal. *See* Noble Corporation, SEC No-Action Letter, 2007 WL 224982 (Jan. 19, 2007).

4. Continental may omit the First/Unlimited Access Proposal pursuant to Rule 14a-8(i)(1) because it is Not a Proper Subject for Action by Stockholders under Delaware Law.

Rule 14a-8(i)(1) provides that a company may exclude a proposal if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

The Proponent has cast the First/Unlimited Access Proposal in precatory terms, and Continental recognizes that such proposals, *i.e.*, those that only request (but do not require) action by the Board, are not necessarily excludable pursuant to Rule 14a-8(i)(1) where the same proposal would be excluded if presented as a binding proposal. However, the First/Unlimited Access Proposal is not a proper subject for stockholder action even though it is cast in precatory terms. In the note to Rule 14a-8(i)(1), the Commission has in fact stated that framing a proposal as precatory will not safeguard all proposals from exclusion based on Rule 14a-8(i)(1): "In our experience, most proposals that are cast as recommendations or requests that the board of directors take action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise."

Using a precatory format will save a proposal from exclusion on this basis only if the action that the proposal urges the Board to take is in fact a proper matter for Board action. Because implementation of the First/Unlimited Access Proposal under the circumstances described above would cause Continental to violate Delaware law regardless of whether it is adopted by Continental's stockholders or by the Board, it should be excluded pursuant to Rule 14a-8(i)(1). The Staff reached this very conclusion in its letter to Pennzoil Corporation, in which the Staff stated that it would not recommend enforcement action against Pennzoil for excluding a precatory proposal that asked the directors to adopt a bylaw that could be amended only by the stockholders. Pennzoil Corporation, SEC No-Action Letter, 1993 WL 87871 (Mar. 22, 1993). The Staff agreed that such a precatory proposal did "not appear to be a proper subject for shareholder action under state law" because "there is a substantial question as to whether, under Delaware law, the directors may adopt a by-law provision that specifies that it may be amended only by shareholders." Id.[1]

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[1] The Staff has also indicated that it will not recommend enforcement action if a company, pursuant to Rule 14a-8(i)(2), excludes a precatory proposal because the recommended action would violate state law. *See* MeadWestvaco Corporation, SEC No-Action Letter, 2005 WL 544211 (Feb. 27, 2005) (deciding not to recommend enforcement

REASONS FOR EXCLUSION OF SECOND/10% PROPOSAL

Continental believes that the Second/10% Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(c), as the Second/10% Proposal constitutes a substantively different proposal from the First/Unlimited Access Proposal.

1. Continental may omit the Second/10% Proposal because it violates the "one proposal" limit under Rule 14a-8(c).

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." In his facsimile transmittal, the Proponent labels the Second/10% Proposal as an "update." Continental acknowledges that the Proponent may have intended the Second/10% Proposal to be <u>in form</u> a modification of the First/Unlimited Access Proposal and not a new proposal. However, the Staff has clearly indicated that in determining whether a submission is in fact a second proposal (and therefore excludable under Rule 14a-8(c)) or merely a modification of the original proposal, the actual substance of the submissions is critical. Staff Legal Bulletin No. 14 (July 12, 2001) addresses precisely this issue:

> **If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?**
>
> No, but it may accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

A comparison of the language of the two proposals demonstrates that the Second/10% Proposal is not intended to make minor, non-substantive changes to the First/Unlimited Access Proposal, but instead represents a different proposal from the original subject to exclusion under Rule 14a-8(c). The First/Unlimited Access Proposal requests that the Board amend Continental's bylaws to provide that there is "no restriction" on the shareholder right to call a special meeting of stockholders. If this Proposal were implemented and all restrictions were removed, presumably the holder of a single share of Continental common stock could call a special meeting. By contrast, the Second/10% Proposal requests that the Board, instead of removing all restrictions on the shareholder right to call a special meeting, establish 10% of Continental's outstanding common stock as the threshold for stockholders to call a special meeting. Further, the Second/10% Proposal expressly recognizes that the right to call a special meeting must be exercised "in compliance with applicable law," a qualification of such right conspicuously absent from the First/Unlimited Access Proposal. Not only are the 2 Proposals materially different, but they would require materially different responses by Continental and

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action regarding a proposal "recommending" that the company adopt a bylaw containing a per capita voting standard where Delaware counsel opined that such bylaw would, if adopted, violate state law).

materially different analysis by stockholders in deciding whether or not to vote in favor of the Proposals.

Since the two Proposals have material substantive differences, granting Continental's no-action request is consistent with the Staff's prior action in substantially similar cases. In his submissions to Continental, the Proponent is utilizing an approach he employed with a different company. *See* The Dow Chemical Company (March 2, 2006). In those circumstances, even though the Proponent labeled his second submission as an "update" to the original proposal, the Staff concurred that the issuer was permitted to exclude the Proponent's second submission under Rule 14a-8(c) on the grounds that the submission in fact constituted a second proposal. Similarly, in its letter to Anheuser-Busch Companies, Inc., the Staff determined not to seek enforcement action against Anheuser-Bush for its decision to exclude a second proposal marked as an "update." In that letter, the Staff agreed that, although the two proposals related to the same topic, the election of directors, and used substantially similar language, the two proposals were different enough in substance (as the first requested that the board of directors be declassified and the second that the board be elected annually by a majority vote of the shareholders) as to render them distinct for purposes of Rule 14a-8(c). *See* Anheuser-Busch Companies, Inc., SEC No-Action Letter, 2007 WL 162272 (Jan. 17, 2007). Due to the similarity of facts, Continental requests that the Staff grant the no-action relief the company seeks consistent with it previous actions.

As further evidence that the 2 Proposals contain material substantive differences, Continental points to the Proponent's recent submissions to AMR Corporation ("AMR"), the holding company of American Airlines. As reported in AMR's proxy statement dated April 20, 2007, the Proponent submitted to AMR a stockholder proposal substantially similar to the Second/10% Proposal (the "2007 AMR 10% Proposal"), calling for the board of directors of AMR to amend AMR's bylaws to give holders of 10% of AMR's outstanding common stock the power to call a special stockholder meeting. AMR subsequently disclosed in its quarterly report on Form 10-Q for the period ended June 30, 2007 that the Proponent's 2007 AMR 10% Proposal was approved by 53.8% of the shares voted by AMR's stockholders. Notwithstanding such approval, counsel to AMR has advised Continental that AMR received a stockholder proposal from the Proponent for inclusion in AMR's proxy materials for its 2008 annual meeting of stockholders (the "2008 AMR Unlimited Access Proposal") that is substantially similar to the First/Unlimited Access Proposal he submitted to Continental.

The Proponent's decision to submit to AMR the 2008 AMR Unlimited Access Proposal instead of resubmitting the 2007 AMR 10% Proposal, after the 2007 AMR 10% Proposal was approved by AMR's stockholders in 2007, is clear evidence that the Proponent believes that the 2 proposals are substantively different. If the Proponent had resubmitted to AMR the 2007 AMR 10% Proposal, approval of such proposal by AMR's stockholders in 2008 would have increased the pressure on AMR's board of directors to adopt the requested bylaw amendment. If AMR's board of directors were to fail to take action under such circumstances, RiskMetrics (formerly Institutional Shareholder Services), one of the world's leading providers of proxy voting and corporate governance services, would presumably recommend an "against" or "withhold" vote with respect to all of AMR's board nominees at its 2009 annual meeting.[2] Notwithstanding this potential benefit of resubmitting the 2007 AMR 10% Proposal, the Proponent, an experienced shareholder activist, elected to submit to AMR a different proposal, a proposal substantially similar to the First/Unlimited Access Proposal he submitted to Continental. Presumably, the Proponent would not have made this decision unless he considered the relative advantages of the 2008 AMR Unlimited Access Proposal to exceed the obvious benefit of his 2007 AMR 10% Proposal being approved by AMR's stockholders at two consecutive meetings.

CONCLUSION

On the basis of the foregoing, Continental respectfully requests the concurrence of the Staff that each of the Proposals may be excluded from Continental's proxy materials for the 2008 Annual Meeting.

Continental also requests that the Staff deliver by facsimile its response to this letter. For this purpose, please direct such response to the undersigned at 713.324.1230. Continental undertakes to forward promptly the response to the Proponent.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 713.324.5207.

Very truly yours,

Jennifer L. Vogel GWC
Senior Vice President, General Counsel, Secretary
and Chief Compliance Officer

Enclosures

[2] In accordance with its 2008 U.S. Proxy Voting Guidelines Summary, it is the stated policy of RiskMetrics (formerly Institutional Shareholder Services) to recommend that its clients "Vote AGAINST or WITHHOLD from all nominees of the board of directors, (except from new nominees, who should be considered on a CASE-BY-CASE basis) if… The board failed to act on a shareholder proposal that received approval of the majority of shares cast for the previous two consecutive years (a management proposal with other than a FOR recommendation by management will not be considered as sufficient action taken)."

EXHIBIT A

FIRST/UNLIMITED ACCESS PROPOSAL DATED DECEMBER 10, 2007

[Please see the attached]

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Larry Kellner
Chairman, CEO
Continental Airlines, Inc. (CAL)
1600 Smith Street
Houston, TX 77002
PH: 713 324-2950
Fax: 713 324-2637

Rule 14a-8 Proposal

Dear Mr. Kellner,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

December 10, 2007
Date

cc: Jennifer Vogel
Corporate Secretary
PH: 713-324-5207
FX: 713-324-5161
FX: 713-324-7750

[CAL: Rule 14a-8 Proposal, December 10, 2007]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and/or any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic also averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services).

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay.
- Mr. Kellner's $10 million ranks him as the 2nd best-paid airline CEO. This raises high concerns over the alignment of executive pay with shareholder interest according to The Corporate Library.
- We did not have an independent board chairman or even a lead director – Independence concerns.
- Our board included 2 insiders – Independence concern.
- Our management was still protected from the personal consequences of poor performance by a poison pill with a 15% trigger.
- Ms. Williams received our most withheld votes in 2007 – at least 4-times more than any other director.
- Plus Ms. Williams was potentially over-committed with 5 directorships and was negatively cited as an "Accelerated Vesting" director by The Corporate Library.

Additionally:

- We had no shareholder right to:
  1) Cumulative voting.
  2) A majority vote standard in electing our directors.
- Our directors also served on boards rated "D" or lower by The Corporate Library:
  1) Mr. McCorkindale Lockheed (LMT)
  2) Mr. Parker Threshold Pharmaceuticals (THLD)
  3) Mr. Woodard AAR Corp. (AIR)
- Three directors owned zero stock:
  Mr. Yamarone
  Mr. Woodward
  Mr. Munoz
- Plus three other directors owned only 288 to 1,400 shares.

The above concerns shows there is need for improvement and reinforces the reason to encourage our board to respond positively to this proposal:

Special Shareholder Meetings –
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

SECOND/10% PROPOSAL DATED DECEMBER 28, 2007

[Please see the attached]

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Larry Kellner
Chairman, CEO
Continental Airlines, Inc. (CAL)
1600 Smith Street
Houston, TX 77002
PH: 713 324-2950
Fax: 713 324-2637

12-28-07 UPDATE

Rule 14a-8 Proposal

Dear Mr. Kellner,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

December 10, 2007
Date

cc: Jennifer Vogel
Corporate Secretary
PH: 713-324-5207
FX: 713-324-5161
FX: 713-324-7750

[CAL: Rule 14a-8 Proposal, December 10, 2007, Updated December 28, 2007]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareholder meeting, in compliance with applicable law.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic also averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services).

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay.
- Mr. Kellner's $10 million ranks him as the 2nd best-paid airline CEO. This raises high concerns over the alignment of executive pay with shareholder interest according to The Corporate Library.
- We did not have an independent board chairman or even a lead director – Independence concerns.
- Our board included 2 insiders – Independence concern.
- Our management was still protected from the personal consequences of poor performance by a poison pill with a 15% trigger.
- Ms. Williams received our most withheld votes in 2007 – at least 4-times more than any other director.
- Plus Ms. Williams was potentially over-committed with 5 directorships and was negatively cited as an "Accelerated Vesting" director by The Corporate Library.

Additionally:

- We had no shareholder right to:
  1) Cumulative voting.
  2) A majority vote standard in electing our directors.
- Our directors also served on boards rated "D" or lower by The Corporate Library:
  1) Mr. McCorkindale Lockheed (LMT)
  2) Mr. Parker Threshold Pharmaceuticals (THLD)
  3) Mr. Woodard AAR Corp. (AIR)
- Three directors owned zero stock:
  Mr. Yamarone
  Mr. Woodward
  Mr. Munoz
- Plus three other directors owned only 288 to 1,400 shares.

The above concerns shows there is need for improvement and reinforces the reason to encourage our board to respond positively to this proposal:

Special Shareholder Meetings –
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT C

CONTINENTAL NOTICE TO PROPONENT DATED JANUARY 11, 2008

[Please see the attached; certain exhibits to the attached Notice are omitted; please refer to Exhibits A & B above for copies of exhibits A & B to the Notice]

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Clanton, Jerry

From: Clanton, Jerry
Sent: Friday, January 11, 2008 3:22 PM
To: 'John Chevedden (olmsted7p@earthlink.net)'
Subject: Shareholder Proposal dated December 28, 2007

Importance: High

Attachments: Response Letter to Chevedden Proposal #2 (2008.01.11).PDF; rule14a-8.pdf

Mr. Chevedden:

I have enclosed in this message our response to your letter dated December 28, 2007 in which you submitted a second shareholder proposal. For your convenience, I have also enclosed a copy of Rule 14a-8 of the Exchange Act governing shareholder proposals. Our response and the other enclosure is also being sent to you in hard copy via overnight courier.

Thank you again for your interest in Continental Airlines.

Jerry Clanton
Senior Attorney - Corporate
Continental Airlines, Inc.
15th Floor, Dept. HQSLG
1600 Smith Street
Houston, Texas 77002
713.324.6911 (office)
713.324.5160 or 5161 (fax)
gerald.clanton@coair.com

Response Letter to Chevedden P...   rule14a-8.pdf (45 KB)

Clanton, Jerry

From: Postmaster
Sent: Friday, January 11, 2008 3:22 PM
To: Clanton, Jerry
Subject: Delivery Status Notification (Relay)

Attachments: ATT4224440.txt; Shareholder Proposal dated December 28, 2007

ATT4224440.txt (445 B)   Shareholder 'roposal dated Dec..

This is an automatically generated Delivery Status Notification.

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olmsted7p@earthlink.net

Gerald W. Clanton
Senior Attorney–Corporate
(713) 324-6911
gerald.clanton@coair.com

Continental Airlines

Legal Department HQSLG
1600 Smith Street
Houston, TX 77002

January 11, 2008

Via Overnight Courier and Email

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278
(301-371-7872)

RE: Shareholder Proposals to Continental Airlines, Inc.

Dear Mr. Chevedden:

We received on December 10, 2007 your letter attached as Exhibit A, in which you submitted a shareholder proposal (the "First Proposal") for inclusion in the proxy materials of Continental Airlines, Inc. (the "Company") for the 2008 annual meeting of stockholders. The proposal requests that the Company's board of directors amend the Company's bylaws and/or any other appropriate corporate governance documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting. On December 28, 2007, we received your letter attached as Exhibit B, in which you submitted a second shareholder proposal (the "Second Proposal") characterized in your letter as an "UPDATE" to the First Proposal and requesting that the Company's board of directors amend the Company's bylaws and/or any other appropriate corporate governance documents to give holders of 10% or the Company's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special stockholder meeting, in compliance with applicable law.

Rule 14a-8 ("Rule 14a-8") of the Rules and Regulations of the U.S. Securities and Exchange Commission (the "SEC") governs the eligibility of a shareholder proposal for inclusion in the Company's proxy statement, as well as the procedures for making a proper request and the bases on which the Company may omit a shareholder proposal from its proxy statement. Rule 14a-8(c) expressly provides that each shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." Further, in Staff Legal Bulletin No. 14 (July 13, 2001), the SEC Staff indicated that a company may exclude subsequent shareholder proposals submitted by a shareholder after his initial shareholder proposal:

> If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions? No, but it may accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion

under Rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

We have reviewed your proposals in light of Rule 14a-8(c) and the Staff's related guidance and determined that the Second Proposal is actually a different proposal than the First Proposal and, therefore, constitutes an additional proposal in excess of the one proposal you are permitted to submit to the Company for the 2008 annual meeting of stockholders. Accordingly, the Second Proposal may be subject to exclusion from our 2008 proxy statement under Rule 14a-8(c). This letter shall serve as the notice to you in accordance with Rule 14a-8(f) of such procedural deficiency with respect to the Second Proposal.

We respectfully request that, due to the procedural deficiency with respect to the Second Proposal described above, you withdraw the Second Proposal within 14 calendar days of your receipt of this letter, and we reserve the right to file a request for No-Action Relief from the SEC in order to exclude the Second Proposal from our 2008 proxy statement.

We are also continuing to evaluate the First Proposal, and will notify you in accordance with Rule 14a-8(j) if we request No-Action Relief from the SEC to exclude either of your proposals.

Please send any future correspondence relating to your proposals, including the withdrawal of the First Proposal, to my attention at Continental Airlines, Inc., 15th Floor, Dept. HQSLG, 1600 Smith Street, Houston, Texas 77002 (fax: 713.324.5160).

Thank you for your interest in Continental Airlines.

Very truly yours,

Gerald W. Clanton
Senior Attorney – Corporate and Assistant
Secretary

Enclosures

cc: Jennifer L. Vogel
Senior Vice President, General Counsel,
Secretary and Chief Compliance Officer

Securities Lawyer's Deskbook

published by **The University of Cincinnati College of Law**

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the

securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

   A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

   B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

   C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled

annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

   2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

   3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly

upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998; 72 FR 4148, 4168, Jan. 29, 2007

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EXHIBIT D

E-MAIL RESPONSE FROM PROPONENT DATED JANUARY 11, 2008

[Please see the attached]

Clanton, Jerry

From: olmsted [olmsted7p@earthlink.net]
Sent: Friday, January 11, 2008 4:11 PM
To: Clanton, Jerry
Subject: (CO) Rule 14a-8 Proposal

Mr. Clanton, The December 28, 2007 proposal marked "Updated" is the one proposal intended for the 2008 company annual proxy. The December 28, 2007 Update was received before the company due date.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 29, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Continental Airlines, Inc. (CAL)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

The January 25, 2008 company no action request is fundamentally flawed on page 7 in improperly citing and also tampering with its purported quote from Staff Legal Bulletin No. 14. The cited section of SLB 14 appears to apply only after the deadline for submitting rule 14a-8 proposals or after a company files a no action request. The December 28, 2007 update of this proposal was submitted before either of these dates and therefore the company argument does not apply.

The company has even restored to tampering with its purported quote from SLB 14 which is properly copied as follows with the bullet format restored that was omitted by the company (bold added):

> 2. If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?
>
> No, but it may accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under
>
> - rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
> - **rule 14a-8(e), which imposes a deadline for submitting shareholder proposals.**

Please compare this to the purported quote on page 7 in the company no action request..

Additionally Rule 14a-8 -- Proposals of Security Holders states:

> f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section [such as "Question 3: How many proposals may I submit: Each shareholder may

submit no more than one proposal to a company for a particular shareholders' meeting."]?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

The above text does not grant the company the power to decide on omitting any particular proposal version.

The Dow Chemical Company (March 2, 2006) and Anheuser-Busch Companies, Inc. (January 17, 2007) cases are not valid precedents because each involved two proposals on entirely different topics. Each also involved an original submittal determined to be substantially implemented, which is not the case here.

[STAFF REPLY LETTER]

March 2, 2006

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: The Dow Chemical Company Incoming letter dated January 3, 2006

The first proposal relates to declassification of the board of directors. The second proposal relates to simple majority voting.

There appears to be some basis for your view that Dow Chemical may exclude the first proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Dow Chemical omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(10).

There appears to be some basis for your view that Dow Chemical may exclude the second proposal under rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if Dow Chemical omits the second proposal from its proxy materials under rule 14a-8(c).

Sincerely,

/s/

Timothy Geishecker

Attorney-Adviser

[STAFF REPLY LETTER]

January 17, 2007

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Anheuser-Busch Companies, Inc. Incoming letter dated November 29, 2006

The first proposal relates to declassification of the board of directors. The second proposal relates to majority voting in the annual election of directors

There appears to be some basis for your view that Anheuser-Busch may exclude the first proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Anheuser-Busch omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(10).

There appears to be some basis for your view that Anheuser-Busch may exclude the second proposal under rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if Anheuser-Busch omits the second proposal from its proxy materials under rule 14a-8(c).

Sincerely,

/s/

Derek B. Swanson

Attorney Adviser

The company discussion of a proposal submitted to AMR for 2008 seems to be irrelevant.

Thus the one proposal properly intended for the 2008 annual proxy is the December 28, 2008 update. The December 28, 2008 update and the earlier version of this update would probably be given the same proposal topic description by a proxy advisory service.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Jennifer Vogel <Jennifer.Vogel@coair.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Continental Airlines, Inc.
Incoming letter dated January 25, 2008

The first proposal asks the board to amend the "bylaws and/or any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." The second proposal asks the board to amend the bylaws to give holders of 10% of outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special meeting.

We are unable to concur in your view that Continental may exclude the first proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Continental may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Continental may exclude the first proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Continental may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to conclude that Continental has met its burden of establishing that it may exclude the first proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Continental may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Continental may exclude the first proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Continental may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Continental may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Continental may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

William A. Hines
Special Counsel

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